Exhibit 11

WADDELL & REED FINANCIAL, INC.

COMPUTATION OF EARNINGS PER SHARE

	2014	2013	2012
	(in thousands except per share data)

Income from continuing operations	$313,331	$252,998	$192,528
Loss from discontinued operations	—	—	(41,576)
Net income	$313,331	$252,998	$150,952

Basic weighted average shares outstanding	84,485	85,589	85,726

Diluted weighted average shares outstanding	84,485	85,589	85,728

Net income per share, basic and diluted:
Income from continuing operations	$3.71	$2.96	$2.25
Loss from discontinued operations	—	—	(0.49)
Net income	$3.71	$2.96	$1.76